130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783





11 January 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 11 January 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

News release

Embargoed until 0700 hours Wednesday 11 January 2006

December Traffic Figures

BAA's seven UK airports handled a total of 10.7 million passengers in December, an increase of 2.0% on December 2004. This took the calendar year total to 144.3 million, an increase of 3.0%.

There were mixed results among the key market segments. North Atlantic traffic was down by 1.7%, while other long haul routes recorded a collective gain of 7.4%. European scheduled traffic was up by 3.7%, but the smaller European charter market was 16.4% lower than in December 2004 as some of the charter airlines continued the trend of diversifying into scheduled flying.

Traffic on Irish routes, helped by new low-cost services, rose by 7.5%, while UK domestic routes saw a drop of 0.5%.

Among individual airports the fastest growing was Southampton, with an 18.6% increase in December. Elsewhere in the South East, Stansted grew by 4.8% and Gatwick by 2.5%. Heathrow was unchanged. In Scotland Aberdeen was 10.4% up on December 2004 and there were gains of 3.5% and 1.9% at Edinburgh and Glasgow respectively.

In total the number of air transport movements was up by 3.0% in December, a rise of 3.2% for the year, while cargo tonnage was down by 0.5% in December, unchanged over the year.

Heathrow Gatwick Stansted Glasgow Edinburgh
Aberdeen Southampton Naples Budapest

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com



For the financial year to date, traffic at BAA's seven UK airports is running 2.4 per higher than in the same period of the previous year. BAA now expects the total for the full financial year to the end of March to be around 2.5 per cent, rather than the approximately 3 per cent estimated at the time of the company's interim results on November 1.

The forecast annual traffic figure included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those forecast. The forecast is based upon current data and historic experience but these are not necessarily indicative of future outcomes. Traffic figures, including passenger numbers and cargo tonnage, are not necessarily an indication of the financial performance of the Group and should not be considered in isolation; many other factors and events can impact the Group's operations and results.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Mark Mann**
Tel: + 44 (0)20 7932 6609

City enquiries: **Margaret Ewing/Duncan Bonfield**
Tel: +44 (0)20 7932 6692

BAA Traffic Summary : December 2005

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Dec 05	% Change**	12 months to Dec 05	% Change***
Heathrow	5,332.9	0.0	52,083.1	0.1	67,686.5	0.9
Gatwick	2,169.8	2.5	26,169.9	2.7	32,703.0	4.2
Stansted	1,699.5	4.8	17,361.5	5.1	22,013.9	5.3
London Area Total	**9,202.1**	**1.5**	**95,614.5**	**1.7**	**122,403.3**	**2.5**
Southampton	127.1	18.6	1,497.2	23.8	1,838.2	19.9
Glasgow	536.6	1.9	7,167.5	2.4	8,781.7	2.5
Edinburgh	598.6	3.5	6,678.9	6.4	8,449.4	5.6
Aberdeen	229.1	10.4	2,264.4	8.6	2,868.3	8.4
Scottish Total	**1,364.3**	**3.9**	**16,110.8**	**4.9**	**20,099.4**	**4.6**
BAA Total	**10,693.6**	**2.0**	**113,222.4**	**2.4**	**144,341.0**	**3.0**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Dec 05	% Change**	12 months to Dec 05	% Change***
Heathrow	38,020	0.8	357,490	0.7	471,986	0.5
Gatwick	18,687	3.5	197,085	3.7	252,227	4.4
Stansted	14,202	3.8	137,927	1.2	178,414	0.6
London Area Total	**70,909**	**2.1**	**692,502**	**1.6**	**902,627**	**1.6**
Southampton	3,219	16.7	34,756	20.7	43,933	17.4
Glasgow	6,913	3.1	76,344	4.9	97,029	4.5
Edinburgh	8,532	0.1	89,809	5.0	116,827	3.8
Aberdeen	7,504	10.3	71,241	12.0	91,891	11.3
Scottish Total	**22,949**	**4.2**	**237,394**	**7.0**	**305,747**	**6.2**
BAA Total	**97,077**	**3.0**	**964,652**	**3.5**	**1,252,307**	**3.2**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Dec 05	% Change**	12 months to Dec 05	% Change***
Heathrow	110,233	-1.7	998,252	-1.7	1,305,976	-1.4
Gatwick	20,295	2.0	168,797	4.1	222,795	2.1
Stansted	18,871	0.4	181,181	5.8	238,412	4.8
London Area Total	**149,399**	**-0.9**	**1,348,230**	**-0.1**	**1,767,183**	**-0.2**
Southampton	12	-14.3	156	-25.4	208	-24.1
Glasgow	645	-7.2	7,133	1.3	8,748	7.1
Edinburgh	3,095	24.9	22,618	7.8	29,789	8.6
Aberdeen	349	4.8	3,182	10.0	4,164	11.3
Scottish Total	**4,089**	**16.7**	**32,933**	**6.5**	**42,701**	**8.5**
BAA Total	**153,500**	**-0.5**	**1,381,319**	**0.1**	**1,810,092**	**-0.0**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of December 2004

** compared to the nine months April to December 2004

*** compared to the twelve months to December 2004

Market Comparison: December 2005

Market	*BAA Total Dec 04 (000s)*	*BAA Total Dec 05 (000s)*	*% Change*
Domestic	2,129	2,117	-0.5
Eire	497	535	7.5
European Scheduled	4,063	4,213	3.7
European Charter*	506	423	-16.4
North Atlantic	1,433	1,409	-1.7
Other Long Haul	1,858	1,996	7.4
Total	**10,488**	**10,694**	**2.0**

Market Comparison: Calendar Year 2005

Market	*BAA Total Jan-Dec 2004 (000s)*	*BAA Total Jan-Dec 2005 (000s)*	*% Change*
Domestic	26,743	27,279	2.0
Eire	6,426	6,917	7.7
European Scheduled	54,807	57,118	4.2
European Charter*	12,401	11,321	-8.7
North Atlantic	18,983	19,208	1.2
Other Long Haul	20,786	22,498	8.2
Total	**140,145**	**144,341**	**3.0**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.